Exhibit 99.1

Notice of extraordinary general

meeting and explanatory statement

Incannex Healthcare Limited

ACN 096 63 246

Date:	09 June 2022

Time:	9.00 am (Sydney time)

Location:	This meeting will be conducted as a virtual meeting, accessible online

IMPORTANT INFORMATION

The Meeting will be held virtually. Shareholders will be able to participate in the Meeting by:

1	voting prior to the Meeting by lodging the Proxy Form attached to the Notice of Meeting by no later than 7.00 pm (Sydney time) on Tuesday 07 June 2022;

2	submitting questions in advance of the Meeting by emailing the questions to the Company Secretary, Madhukar Bhalla, by no later than 7.00 pm (Sydney time) on Tuesday 07 June 2022 at madhu@incannex.com.au;

3	attending the virtual meeting by going to www.investor.automic.com.au and entering your details when prompted; and

4	speaking and asking questions during the virtual Meeting (details of which will be provided to Shareholders in a separate correspondence).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR ATTENTION. YOU SHOULD READ THE DOCUMENT IN ITS ENTIRETY BEFORE YOU DECIDE WHETHER OR NOT TO VOTE IN FAVOUR OF THE RESOLUTIONS. IF YOU ARE IN DOUBT AS TO WHAT YOU SHOULD DO, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

If you have recently sold all of your Shares, please disregard this Notice of Meeting.

Notice of Extraordinary General Meeting

Notice is given that a general meeting of Shareholders of the Company will be held at 11:00 am (Sydney time) on Tuesday 09 June 2022 as a virtual meeting.

The business to be considered at the Meeting is set out below. Information on the Resolutions to which the business relates is contained in the Explanatory Statement.

This Notice of Meeting should be read in conjunction with the Explanatory Statement. This Notice of Meeting and Explanatory Statement is not investment advice. You should seek your own financial and professional advice before making any decision on how to vote at the Meeting.

Terms used in this Notice of Meeting will, unless the context otherwise requires, have the same meaning given to them in the Glossary contained in Section 11 of the Explanatory Statement.

ATTENDING AND PARTICIPATING IN THE MEETING ONLINE

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform, where Shareholders will be able to watch, listen, ask questions and vote online.

If you choose to participate online on the day of the Meeting you will be able to view a live webcast of the Meeting, ask the Directors questions online and submit your vote in real time.

To access the virtual meeting, you will need to:

(a)	Open your internet browser and go to www.investor.automic.com.au.

(a)	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

(b)	After logging in, a banner will be displayed at the top once the meeting is open for registration, click on “View” when this appears.

(c)	Click on “Register” and follow the steps.

(d)	Click on the URL to join the webcast where you can view and listen to the virtual meeting.

(e)	Once the Chair of the Meeting has declared the poll open for voting click on “Refresh” to be taken to the voting screen.

(f)	Select your voting direction and click “confirm” to submit your vote. Note that you cannot amend your vote after it has been submitted.

A reasonable opportunity will be given to Shareholders as a whole to ask questions of the Directors in connection with the Resolution.

VOTING ELIGIBILITY

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on 07 June 2022 at 7:00pm (Melbourne time).

QUESTIONS

Shareholders will have the opportunity to submit questions during the Meeting in respect to the formal items of business to be conducted at the Meeting.

VOTING AT THE MEETING

The passing of the Resolution arising at this Meeting will be decided by a poll. Upon a poll, every person who is present in person or by proxy, corporate representative, or attorney, will have one vote for each Share held by that person.

Shareholders are strongly urged to vote by proxy prior to the Meeting. Shareholders can complete the Proxy Form to provide specific instructions on how their vote is to be exercised on each Resolution. The Chair of the Meeting MUST and WILL follow the Shareholder’s instructions if the Chair is appointed as proxy. Instructions for voting by proxy are set out on the Proxy Form.

VOTING IN PERSON

Due to COVID-19 induced restrictions, attendance at the Meeting in person will be very limited (if allowable at all). Therefore, it is unlikely that you will be able to vote and attend the Meeting in person. To vote online during the Meeting via the virtual meeting, refer to the virtual meeting details above.

VOTING BY PROXY

The Company intends to conduct the Meeting virtually via Automic’s platform. Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chair as early as possible and in any event prior to the cut-off for proxy voting as set out in the Notice. Instructions for lodging proxies are included on your personalised proxy form.

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

●	each Shareholder has a right to appoint a proxy;

●	the proxy need not be a Shareholder of the Company; and

●	a Shareholder who is entitled to cast two (2) or more votes may appoint two (2) proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two (2) proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that:

●	if proxy holders vote, they must cast all directed proxies as directed; and

●	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

If you sign the enclosed Proxy Form and no direction is given, the Chair will be appointed as your proxy. The Chair intends to vote all undirected proxies on, and in favour of, all Resolutions.

The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or email and reach the respective offices of the Company, for Australian holders not later than Insert time on Insert Date 2022 (Proxy Cut-Off Time). For the convenience of Shareholders, a Proxy Form is enclosed with Notices sent to Shareholders.

Voting Virtually and Webcast

The Company is pleased to provide Shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen and vote online.

Shareholders will be able to vote and ask questions at the virtual Meeting. Shareholders are also encouraged to submit questions in advance of the Meeting to the Company. Questions must be submitted in writing to Name and Email at least 48 hours before the Meeting.

The Company will also provide Shareholders the opportunity to ask questions during the Meeting in respect to the formal item of business as well as general questions in respect to the Company and its business at the conclusion of the Meeting.

To attend the Meeting virtually please follow the instructions below on your computer, tablet or smartphone. Online registration will open 30 minutes before the meeting. To make the registration process quicker, please have your SRN/HIN and registered postcode or country code ready.

Proxyholders will need to contact Automic prior to the meeting to obtain their login details.

Attending the Meeting virtually

To access the virtual Meeting:

1. Open your internet browser and go to investor.automic.com.au

2. Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting

3. After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left hand menu bar to access registration.

4. Click on “Register” and follow the steps

5. Click on the URL to join the webcast where you can view and listen to the virtual meeting

6. Once the Chair of the Meeting has declared the poll open for voting click on “Refresh” to be taken to the voting screen

7. Select your voting direction and click “confirm” to submit your vote. Note that you cannot amend your vote after it has been submitted

You can view the meeting live, ask questions verbally or via a live text facility and cast votes at the appropriate times while the meeting is in progress.

How do I create an account with Automic?

To create an account with Automic, please go to the Automic website (https://investor.automic.com.au/#/home), click on ‘register’ and follow the steps. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

Further information and support on how to use the platform is available on the share registry website – www.automic.com.au. It is recommended that you register to use the registry website well in advance of the Meeting to save time on the day of the Meeting. Should you have any difficulties, you can contact the registry by telephone on 1300 288 664 (within Australia) and +61 2 9698 5414 (overseas).

The Company strongly recommends Shareholders to lodge a directed proxy as soon as possible in advance of the Meeting even if they are planning to attend the Meeting online.

In addition, the Company is happy to accept and answer questions submitted at least 2 business days prior to the meeting by email directed to email.

Please note that if you have previously submitted a Proxy Form, your online attendance at the Meeting will revoke your proxy’s authority to vote, unless you inform the Company otherwise prior to commencement of the Meeting, in which case, your authority to vote at the Meeting is suspended while your proxy is present.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61) 417 935 552.

SPECIAL BUSINESS

RESOLUTION 1: APPROVAL TO ISSUE SHARES TO THE APIRX SELLERS

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue of 218,169,506 new Shares to the APIRx Sellers for the Acquisition subject to and with effect from Completion as set out in the Explanatory Statement.

RESOLUTION 2: ELECTION OF DIRECTOR – GEORGE ANASTASSOV

To consider and, if thought fit, to pass the following as an ordinary resolution:

Subject to Resolution 1 being passed, that, for the purposes of Article 6.7 of the Constitution and for all other purposes, approval is given for the appointment of George Anastassov as a Director, subject to and with effect from Completion.

RESOLUTION 3: APPROVAL OF ISSUE OF SHARES AND OPTIONS TO JOEL LATHAM, CEO AND MANAGING DIRECTOR, AS PART OF HIS FY22 REMUNERATION PACKAGE

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the Shareholders approve the issue by the Company of 2,800,000 Shares and 2,800,000 Options to Joel Latham, CEO and Managing Director of the Company (or his nominee) as part of his FY22 remuneration package on the terms and conditions set out in the Explanatory Statement.

This resolution mirrors those put to and passed by Shareholders at the 2021 Annual General Meeting, which was held on 20 January 2022.

As the Company was in the final stages of its Nasdaq listing in February 2022, the Directors consider that the issue of Shares and Options to Joel Latham at that time may have negatively impacted on the completion of the Nasdaq listing.

Therefore, the Directors did not issue Shares and Options to Joel Latham within the 1-month period prescribed in ASX Listing Rule 10.11 following Shareholder approval at the 2021 Annual General Meeting.

RESOLUTION 4: APPROVAL OF ISSUE OF SHARES AND OPTIONS TO TROY VALENTINE, CHAIR, AS PART OF HIS FY22 REMUNERATION PACKAGE

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the Shareholders approve the issue by the Company of 1,400,000 Shares and 1,400,000 Options to Troy Valentine, Chair of the Company (or his nominee) as part of his FY22 remuneration package on the terms and conditions set out in the Explanatory Statement.

This resolution mirrors those put to and passed by Shareholders at the 2021 Annual General Meeting, which was held on 20 January 2022.

As the Company was in the final stages of its Nasdaq listing in February 2022, the Directors consider that the issue of Shares and Options to Troy Valentine at that time may have negatively impacted on the completion of the Nasdaq listing.

Therefore, the Directors did not issue Shares and Options to Troy Valentine within the 1-month period prescribed in ASX Listing Rule 10.11 following Shareholder approval at the 2021 Annual General Meeting.

RESOLUTION 5: APPROVAL OF ISSUE OF SHARES AND OPTIONS TO JOEL LATHAM, CEO AND MANAGING DIRECTOR, AS PART OF HIS FY23 REMUNERATION PACKAGE

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the Shareholders approve the issue by the Company of 2,800,000 Shares and 2,800,000 Options to Joel Latham, CEO and Managing Director of the Company (or his nominee) as part of his FY23 remuneration package on the terms and conditions set out in the Explanatory Statement.

RESOLUTION 6: APPROVAL OF ISSUE OF SHARES AND OPTIONS TO TROY VALENTINE, CHAIR, AS PART OF HIS FY23 REMUNERATION PACKAGE

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, the Shareholder approve the issue by the Company of 1,400,000 Shares and 1,400,000 Options to Troy Valentine, Chair of the Company (or his nominee) as part of his FY23 remuneration package on the terms and conditions set out in the Explanatory Statement.

RESOLUTION 7: APPROVAL OF PERFORMANCE RIGHTS PLAN

To consider and, if thought fit, to pass the following as an ordinary resolution:

That, pursuant to and in accordance with ASX Listing Rule 7.2 (Exception 13(b)), as an exception to ASX Listing Rule 7.1, and for all other purposes, the Shareholders approve the adoption of an employee incentive scheme titled “Performance Rights Plan” and the issue of securities under that Performance Rights Plan on the terms and conditions in the Explanatory Memorandum.

Majorities required for the Resolutions to be passed

Each Resolution will be passed if more than 50% of the votes cast on the relevant Resolution (either in person, proxy, attorney or by corporate representative) are in favour of the relevant Resolution.

Interdependent Resolutions

Resolution 1 is required for the Acquisition to proceed to Completion.

Resolution 2 will not have been taken to be passed if Resolution 1 is not passed by Shareholders. However, Resolution 1 is not conditional upon Resolution 2 being passed by Shareholders.

None of Resolutions 3 to 6 (inclusive) are conditional on, or interdependent with, any other Resolution.

Entitlement to vote

The Company has determined, in accordance with section 1074E(2)(g)(i) of the Corporations Act and regulation 7.11.37 of the Corporations Regulations, that the Shareholders entitled to attend and vote at the Meeting shall be those persons who are recorded on the register of members at 7.00pm (Sydney time) on Tuesday, 07 June 2022. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

Voting

There will be no ability to attend the Meeting in person. You may attend and participate in the Meeting (including voting on the Resolutions) via the online virtual platform, in respect of which further details are set out on pages 2-4.

Voting exclusion

The Company will disregard any votes cast in favour of:

(a)	Resolution 1 by or on behalf of any person proposing to make the acquisition (in this case of new Shares) and their Associates, or the persons (if any) from whom the acquisition is to be made and their Associates or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity);

(b)	Resolutions 3 and 5 by or on behalf of Joel Latham (or his nominee) and any other person who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of Share) or an associate of that person or those persons.

(c)	Resolutions 4 and 6 by or on behalf of Troy Valentine (or his nominee) and any other person who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of Share) or an associate of that person or those persons.

(d)	Resolution 7 by or on behalf of any person eligible to participate in the Performance Rights Plan and their Associates.

However, the above exclusions do noy apply to a vote cast in favour of the Resolution by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting prohibition

In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolutions 3 to 6 (inclusive) if:

(d)	the proxy is either:

(i)	a member of the key management personnel of the Company; or

(ii)	a closely related party of such a member; and

(e)	the appointment does not specify the way the proxy is to vote on the Resolution.

The above prohibition does not apply if the proxy is the Chair and the appointment expressly authorises the Chair to exercise the proxy even though the Resolution is connected directly or indirectly with remuneration of a member of the key management personnel of the Company.

Proxies

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

(f)	each Shareholder entitled to vote at the Meeting has a right to appoint a proxy;

(g)	the proxy need not be a Shareholder;

(h)	a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportional number is specified, each proxy may exercise half of the Shareholder’s votes; and

(i)	a Shareholder may specify the way in which the proxy is to vote on the Resolutions or may allow the proxy to vote at its discretion. If the way in which a proxy is to vote on the Resolutions are specified by a Shareholder, the proxy may not vote on that Resolutions except as specified by the Shareholder.

Directors’ recommendations

The Directors believe that the potential advantages of the Acquisition outweigh the risks and potential disadvantages of the Acquisition.

Other than where a Director is excluded from voting on a Resolution (as set out in this Notice of Meeting):

(a)	the Directors unanimously recommend that Shareholders who are not excluded from voting, vote in favour of the Resolutions; and

(a)	each Director intends to vote the Shares the Director controls in favour of the Resolutions.

How the Chair will vote undirected proxies

If you return your Proxy Form but do not nominate a proxy, the Chair will be your proxy and will vote on your behalf as you direct on the Proxy Form. If your nominated representative does not attend the meeting then your proxy will revert to the Chair and he will vote on your behalf as you direct on the Proxy Form.

If a proxy is not directed how to vote on an item of business or Resolution, the proxy (including, if applicable, the Chair) may vote, or abstain from voting, as they think fit.

If you appoint the Chair as your proxy (or if the Chair is appointed by default) and you do not direct the Chair how to vote on the Resolutions, the Chair will vote your proxy in favour of that item of business.

By order of the Board

Troy Valentine
Chair
Incannex Healthcare Limited

Important Notices

General

This Notice of Meeting (including the Explanatory Statement) is dated12 May 2022.

This document is important. The Explanatory Statement provides additional information on matters to be considered at the Meeting and forms part of the Notice of Meeting. You should read this document in its entirety before making a decision on how to vote on the Resolutions to be considered at the Meeting.

A Proxy Form for the Meeting is also attached to this Notice of Meeting in Section Error! Reference source not found.. If you are in doubt as to what you should do, you should consult your legal, financial or other professional adviser.

Interpretation

Capitalised terms used in the Notice of Meeting are defined in the Glossary in Section 11, or where the relevant term is first used.

Any documents reproduced in this Notice of Meeting may have their own defined terms, which are sometimes different from those in the Glossary.

All numbers are rounded unless otherwise indicated. A reference to $ and cents is to Australian currency, unless otherwise stated. All times referred to in this Notice of Meeting are references to the time in Sydney, Australia, unless otherwise stated.

A reference to a Section is to a section in the Notice of Meeting, unless otherwise stated.

Responsibility for information

Except as outlined below, the information contained in this Notice of Meeting has been prepared by the Company and is its responsibility. Except as outlined below, neither the Company nor any of its subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

APIRx has prepared and provided all information relating to APIRx and its subsidiaries, directors, officers and employees set out in this document (including in Section 7) and is responsible for that information. The Company does not assume any responsibility for the accuracy or completeness of such information.

The Company is responsible for the balance of this document but accepts no responsibility for any errors, omissions or misstatements in the Notice of Meeting that are attributable to errors, omissions or misstatements in publicly available information or third-party sources or otherwise. Subject to the Corporations Act, the Company makes no representation or warranty, express or implied, as to the accuracy or completeness of such information.

ASIC and ASX

Neither ASIC, ASX nor any of their respective officers take any responsibility for the contents of this Notice of Meeting.

Forward looking statements

Some of the statements appearing in this document may be in the nature of forward-looking statements. These are identified by words such as “believes”, “considers”, “could”, “estimates”, “expects”, “intends”, “may” and other similar words that involve risks and uncertainties. Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement and such deviations are both normal and to be expected.

None of the Company, its directors, officers, or any person named in this document or involved in the preparation of this document, make any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, and you are cautioned not to place undue reliance on those statements.

The forward-looking statements in this document reflect views held only as at the date of this document. The Company has no obligation to disseminate after the date of this document any updates or revisions to any such statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any of those statements are based unless required under the Corporations Act to update or correct this document or pursuant to the Company’s continuous disclosure obligations under the ASX Listing Rules and the Corporations Act.

Privacy and personal information

The Company is required to collect personal information about you in connection with the Acquisition and the Meeting. That personal information may include your name, contact details and details of your holding, together with contact details of individuals appointed as proxies, representatives of bodies corporate or attorneys at the Meeting. The collection of some of this information is required or authorised to be collected under the Corporations Act.

Information may be disclosed to the Company and its related bodies corporate and advisers, print and mail service providers, share registries, securities brokers and any other service provider to the extent necessary to implement the Acquisition. If the information outlined above is not collected, the Company may be hindered in, or prevented from, conducting the Meeting or implementing the Acquisition effectively, or at all. If you appoint an individual as your proxy, corporate representative or attorney to vote at the Meeting you should inform that individual of the matters outlined above and that the Company has collected their personal information from you.

If you are an individual, you have certain rights to access or correct the personal information collected about you. You may also contact the Share Registry if you wish to exercise those rights to update your personal information held by the Share Registry. The Company will otherwise collect, hold, use and disclose your personal information in accordance with the Company’s Privacy Policy, which sets out how you can access and correct the personal information that the Company holds about you and how to lodge a complaint relating to the Company’s treatment of your personal information (and how the Company will deal with your complaint).

No financial product advice

This document is not financial product or investment advice nor is it a recommendation in respect of the Shares. It has been prepared without taking into account the objectives, financial situation or needs of Shareholders or other persons. Before deciding how to vote or act, Shareholders and other persons should consider the appropriateness of the information having regard to their own objectives, financial situation and needs, and seek legal, taxation, financial and other advice appropriate to their jurisdiction and circumstances. The Company is not licensed to provide financial product advice in respect of the Shares.

Financial information presentation

Shareholders and investors should be aware that certain financial data included in this Notice of Meeting is ʻnon-IFRS financial information’ under Regulatory Guide 230 Disclosing non-IFRS financial information, published by ASIC. The Company believes this non-IFRS financial information provides useful information to users in measuring the financial performance and conditions of the Company. The non-IFRS measures do not have standardised meanings prescribed by Australian Accounting Standards and therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with Australian Accounting Standards.

Table of contents

Notice of Extraordinary General Meeting		2
Important Notices		9
Table of contents		11
Key dates		12
Chair’s Letter		13
Explanatory Statement		15
1	What to do now and how to vote	15
2	Important information	15
3	Rationale of Acquisition	21
4	Industry overview	24
5	Information about the Company pre-Completion	25
6	Information about APIRx	27
7	Information about the Company post-Completion	30
8	Risk factors	33
9	Additional information	39
10	Glossary	47
11	Proxy Form	48

Key dates

Date of this Notice of Meeting	Thursday, 12 May 2022
Deadline for receipt of Proxy Forms	7.00 pm Tuesday 07 June 2022
Record date for determining eligibility to vote at the Meeting	7.00 pm Tuesday 07 June 2022
Time and date of the Meeting	9.00 am 09 June 2022
Completion of the Acquisition	9.00 am 09 June 2022

The above dates are subject to change and are indicative only. The Company reserves the right to vary the dates and times.

Chair’s Letter

12 May 2022

Dear Shareholder

On 24 March 2022, the Company announced that it had agreed to acquire 100% of the issued share capital in APIRx Pharmaceuticals USA, LLC (APIRx), subject to various conditions. APIRx is a clinical stage pharmaceutical company developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for unmet medical needs. The Company will issue the APIRx Sellers a total of 218,169,506 new Shares at a deemed value of $0.573 per Share (being a cumulative acquisition price of USD$93,300,000) for the sale and purchase of APIRx. As a result of the Acquisition, APIRx will become a wholly-owned subsidiary of the Company.

APIRx is an innovative biotechnology company focused on the research, development and production of prescription pharmaceutical cannabinoid medicines. It has 22 active clinical and pre-clinical research and development projects using proprietary technologies. The Acquisition bring to the Company a diverse portfolio of promising therapeutic candidates targeted at treating an extensive range of conditions, including pain, dementia, Parkinson’s Disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions.

The purpose of this general meeting on 09 June 2022 is to seek your approval of the Resolutions relating to the Acquisition. Due to the dilutionary effect of the Acquisition on the shareholding of existing Shareholders, the approval of such Resolutions by Shareholders is required in order for the Acquisition to be implemented. The APIRx Sellers are expected to hold 15.27% of the Company’s share capital upon Completion.

If the Acquisition is completed, your proportionate shareholding in the Company will be diluted by the issue of new Shares under the Acquisition. Further, following Completion, George Anastassov, co-founder of APIRx, will become an executive Director (Proposed Director).

Benefits of the Acquisition

The Directors believe the Acquisition will be highly accretive to the equity value of the Company.

The Directors believe the Acquisition will significantly strengthen the Company’s position as a market leader at the forefront of cannabinoid and psychedelic treatment development. It will:

(a)	add a large portfolio of intellectual property with granted and pending patents;

(b)	expand the Company’s addressable markets globally and addressable market sizes by over US$400 billion per annum;

(c)	further enhance the Company’s technical and drug development capability by adding some of the industry’s longest standing and best-known scientists to the Company’s team; and

(d)	expand the Company’s drug delivery capability to include APIRx’s patented delivery technologies.

The Acquisition has possible risks and disadvantages for Shareholders. The most significant risks and potential disadvantages are summarised in Section 9.

The Directors believe that the potential advantages of the Acquisition outweigh the risks and potential disadvantages of the Acquisition.

Conditions of the Acquisition

Shareholders are being asked to approve the Resolutions set out in this Notice of Meeting that are necessary under the Corporations Act and ASX Listing Rules in order for the Acquisition to proceed. There are a number of conditions that are required before Completion can occur.

Refer to Section 4.7 for further information.

Directors’ recommendation

The Directors unanimously consider the Acquisition to be in the best interests of Shareholders.

Other than where a Director is excluded from voting on a Resolution (as set out in this Notice of Meeting):

(a)	the Directors unanimously recommend that Shareholders who are not excluded from voting, vote in favour of the Resolutions; and

(b)	each Director intends to vote the Shares the Director controls in favour of the Resolutions.

Conclusion

I strongly encourage you to read the full contents of the accompanying documents carefully and participate in the voting process. If you are unable to attend the Meeting, please complete the enclosed Proxy Form and return it in accordance with the instructions on the form.

If you have any questions or queries about this Notice of Meeting or the Acquisition, please contact the Company Secretary at madhu@incannex.com.au for more information. Alternatively, seek independent professional advice on any aspects of which you are not certain.

I look forward to your participation at the Meeting.

If you have any queries regarding your holding of Shares or other Share registry matters, please contact Automic Pty Ltd ACN 152 260 814 (being the Share Registry) on 1300 288 664 (within Australia) or +61 8 9324 2099 (outside Australia).

Yours sincerely

Troy Valentine
Chair
Incannex Healthcare Limited

Explanatory Statement

This Explanatory Statement should be read in conjunction with this Notice of Meeting. Terms used in this Explanatory Statement will, unless the context otherwise requires, have the same meaning given to them in the Glossary at the end of this document.

2	What to do now and how to vote

2.1	What to do now

(a)	Carefully read this document

Shareholders are being asked to consider, and if thought fit approve, the Resolutions set out in the Notice of Meeting that are necessary under the Corporations Act and ASX Listing Rules.

This document sets out information about the Acquisition and provides Shareholders with the information to assist them in deciding how to vote on the Resolutions to be considered at the Meeting. This information is important.

You should read this document carefully, and in its entirety, before making a decision as to how to vote at the Meeting.

(b)	Seek further information if required

If you have any queries about any matter contained in this document please contact the Company for more information. Alternatively, seek independent professional advice on any aspects of which you are not certain.

2.2	How to vote

(a)	Full details set out on pages 2-4 of this Notice of Meeting

3	Important information

This Section provides a summary of important information about the Acquisition, the Resolutions and information on how to vote at the Meeting. This Section also highlights key information about the Company and APIRx, and explains where you can find more detailed information about the Acquisition within the Notice of Meeting. This Section should be read in conjunction with the entire Notice of Meeting before you decide how to vote on the Resolutions.

Information about the Acquisition
What is the Acquisition?

On 24 March 2022, the Company announced that it had signed a term sheet regarding its proposal to acquire 100% of the issued shares in APIRx, subject to various conditions, in exchange for the issue of 218,169,506 new Shares.

On 12 May 2022, the Company announced it had signed a binding Share Sale and Purchase Agreement to acquire all the APIRx Shares.

As a result of the Acquisition, APIRx will become a wholly-owned subsidiary of the Company.

Refer to Section 4 for more information.

What is the consideration the Company has agreed to pay under the Acquisition?

Subject to Shareholder approval, the Company will issue 218,169,506 new Shares at a deemed value of $0.573 per Share as consideration for the sale and purchase of all of the shares in APIRx.

Refer to Section 4 for more information.

What is the Company acquiring under the Acquisition?

The Company is acquiring all of the shares in APIRx.

The assets of APIRx will include 22 active clinical and pre-clinical research and development projects using proprietary technologies. The Acquisition will bring to the Company a diverse portfolio of promising therapeutic candidates targeted at treating an extensive range of conditions, including pain, dementia, Parkinson’s Disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions.

Refer to Section 4 for more information.

What are the conditions to the Acquisition being completed?

Completion is conditional on, among other things:

●     Shareholders of the Company approving the Resolutions set out in this Notice of Meeting; and

●     other conditions customary for a transaction of this nature.

Refer to Section 10.1 for more information.

What will happen to my Shares if the Acquisition proceeds?

Nothing will happen to the Shares held by existing Shareholders under the Acquisition, except that their proportionate ownership of the Company will be diluted by the issue of new Shares under the Acquisition.

Refer to Section 4.1 for more information.

How will the structure of the Company’s ownership change if the Acquisition proceeds?	If Shareholders vote in favour of the Resolutions, upon Completion, the APIRx Sellers will hold approximately 15.27% of the Shares in the Company. Refer to Section 0 for more information.
Will there be management changes if the Acquisition proceeds?

As part of the Acquisition, the Company will be supported by George Anastassov as executive Director.

All existing members of the Company’s senior management will retain their existing roles after implementation of the Acquisition.

Refer to Section 8.7 for more information.

Will the Company remain listed on ASX if the Acquisition proceeds?	Yes, the Company will remain listed on ASX after Completion.
Will the Shares issued under the Acquisition be escrowed?

It is proposed that the Company will enter into voluntary escrow agreements with each of the APIRx Sellers, in each case restricting the disposal of 100% of their Shares (Escrowed Shares).

The Escrowed Shares will be escrowed for a period of 12 months from Completion.

Refer to Section 8.8 for further information.

What will happen if the Acquisition does not proceed?

If the Acquisition does not proceed, the Company will not acquire APIRx and no new Shares will be issued under the Share Sale and Purchase Agreement.

In those circumstances, the Board intends to continue to focus on the Company’s existing business.

Highlights of the Acquisition

Reasons to vote in favour of the Acquisition

The Directors believe the Acquisition will be highly accretive to the equity value of the Company.

The Directors believe the Acquisition will significantly strengthen the Company’s position as a market leader at the forefront of cannabinoid and psychedelic treatment development. It will:

●    add a large portfolio of intellectual property with granted and pending patents;

●    expand the Company’s addressable markets globally and addressable market sizes by over US$400 billion per annum;

●    further enhance the Company’s technical and drug development capability by adding some of the industry’s longest standing and best-known scientists to the Company’s team; and

●    expand the Company’s drug delivery capability to include APIRx’s patented delivery technologies.

Refer to Section 4.2 for more detailed information on potential benefits of the Acquisition.

Potential reasons to vote against the Acquisition

As a Shareholder, you may form the view that the Acquisition as currently proposed and structured is not in your best interests.

There are inherent risks associated with the Acquisition and you may consider that the risks outweigh the potential benefits from the Acquisition.

You may want to maintain your current investment profile. The profile, capital structure and size of the Company post-Completion will be different from that of the Company as it currently stands. Some Shareholders may prefer to continue to invest in a listed company with the specific characteristics, operational focus and scale of the current Company, and do not seek an exposure to the business of APIRx.

As a Shareholder, you may not agree with the value attributed to the Company or APIRx by the Acquisition.

If the Acquisition is implemented, your proportionate shareholding in the Company will be diluted. As a Shareholder, you may not want your proportionate ownership of the Company to be diluted in this way.

Refer to Section 9 for more information on significant risks and potential disadvantages associated with the Acquisition.

What are the recommendations of the Directors?

The Directors believe that the benefits of the Acquisition outweigh their disadvantages and that the Acquisition is in the best interests of the Company and Shareholders.

The Directors unanimously consider the Acquisition to be in the best interests of Shareholders.

Other than where a Director is excluded from voting on a Resolution (as set out in this Notice of Meeting):

●    the Directors unanimously recommend that Shareholders who are not excluded from voting, vote in favour of the Resolutions; and

●    each Director intends to vote the Shares the Director controls in favour of the Resolutions.

Key information about the Company

What will the Company look like post-Completion?

On Completion, APIRx will be a wholly-owned subsidiary of the Company.

Following Completion, the scale of the Company’s existing operations will be expanded as a consequence.

The Board believes that the Acquisition will provide a increase in both the size and scale of the Company’s operations.

The prominent position already held by the Company and APIRx in the global cannabinoids industry, when added together, should deliver benefits for the integrated group.

Refer to Section 8 for more information.

What will be the strategy of the Company post-Completion?

Following Completion, the Company and APIRx will focus on developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for unmet medical needs.

Refer to Section 8.2 for more information.

What are the key risks for the Company post-Completion?

There are a number of risks associated with the Company post-Completion that may affect its financial performance, financial position, cash flows, distributions, growth prospects and share price. The following are some of the specific key risks to which the Company post-Completion is exposed:

●    contractual risk;

●    reliance risk;

●    APIRx’s current operations;

●    integration risk;

●    failure to achieve expected synergies;

●    concentration of shareholding;

●    dilution risk;

●    COVID-19 pandemic;

●    changes in laws and regulations;

●    government funding changes;

●    registration, assessment and regulation risk;

●    competition risk; and

●    key personnel risk.

Refer to Section 9 for more detailed information on key risks for the Company post-Completion.

Who will sit on the board of the Company post-Completion?

On Completion, the Board will comprise:

●    Troy Valentine – Chair and Non-Executive Director;

●    Joel Latham – Managing Director, Chief Executive Officer;

●    Sud Agarwal – Non-exective Director, Chief Medical Officer;

●    Peter Widdows – Non-executive Director; and

●    George Anastassov – Proposed Non-executive Director.

Refer to Section 4.5(a) for George Anastassov’s profile.

Who will manage the Company post-Completion?

The senior management team of the Company post-Completion will not change and will continue to include:

●    Joel Latham – Chief Executive Officer; and

●    Dr Mark Bleackley – Chief Scientific Officer

Refer to Section 4.5 for more information.

Information about Shareholder approvals required for the Acquisition
Why is Shareholder approval required for the Acquisition?

The Resolutions seek the approval of the Shareholders for the issue of new Shares to the APIRx Sellers for the purposes of the ASX Listing Rules. The issue of Shares to the APIRx Sellers will mean they have will have a collective voting power of up to approximately 15.27% upon Completion in aggregate.

What am I being asked to vote on?	Shareholders are being asked to vote on the Resolutions set out in this Notice of Meeting, which, among other things, are necessary in order for the Acquisition to proceed.
What are the voting intentions of the Chair as proxy?	The Chair intends to vote all undirected proxies over which he has control in favour of the Resolutions.
When and where will the Meeting be held?	The Meeting will take place at 9.00 am (Sydney time) on Tuesday, 09 June 2022 and will be held as a virtual meeting by going to www.investor.automic.com.au.
What are the voting approval thresholds for the Resolutions?

Each Resolution will be passed if more than 50% of the votes cast on the relevant Resolution (either in person, proxy, attorney or by corporate representative) are in favour of the relevant Resolution.

Who is eligible to vote on the Resolutions?

In accordance with the Corporations Act and Corporations Regulations, the Board has determined that the Shareholders entitled to attend and vote at the Meeting shall be those persons who are recorded in the Company’s share register at 7.00pm (Sydney time) on Tuesday, 07 June 2022.

Is voting compulsory?

Voting is not compulsory. However, your vote is important.

If you cannot attend the Meeting you are strongly encouraged to complete and return the Proxy Form that is enclosed with the Notice of Meeting.

If you hold your Shares through a broker or nominee holder, you should contact them as soon as possible to instruct them to vote on your behalf.

If you require any assistance in completing or lodging your Proxy Form, please contact the Share Registry on 1300 288 664 (within Australia) or +61 8 9324 2099 (outside Australia) or contact your legal, financial or other professional advisor.

Transaction timetable

What is the indicative timetable for the Acquisition?	Date of this Notice of Meeting Deadline for receipt of Proxy Forms Record date for determining eligibility to vote at the Meeting Time and date of the Meeting Completion of the Acquisition	Thursday 12 May 2022 7.00 pm Tuesday07 June 2022 7.00 pm Tuesday07 June 2022 9.00 am 09 June 2022 9.00 am 09 June 2022
Further information
Where can I find more information about APIRx, including financial information?	Refer to Section 7 for information about APIRx.
Where can I find more information about the Company?	Refer to Sections 0 and 8 for information about the Company.
What should I do if I have further questions about the Acquisition?

If you have any queries about any matter contained in this document, please contact the Company for more information or alternatively seek independent professional advice on any aspects of which you are not certain.

Resolutions 3 to 6 (inclusive)
What are Resolutions 3 to 6 (inclusive)?

Resolutions 3 to 6 (inclusive) relate to the proposed issue of Shares and Options to Joel Latham and Troy Valentine, as part of their FY22 and FY23 remuneration packages.

These Resolutions mirror those put to and passed by Shareholders at the 2021 Annual General Meeting, which was held on 20 January 2022.

As the Company was in the final stages of its Nasdaq listing in February 2022, the Directors consider that the issue of Shares and Options to Joel Latham and Troy Valentine at that time may have negatively impacted on the completion of the Nasdaq listing.

Therefore, the Directors did not issue Shares and Options to Joel Latham and Troy Valentine within the 1-month period prescribed in ASX Listing Rule 10.11 following Shareholder approval at the 2021 Annual General Meeting.

Accordingly, the Company’s ability to issue those Shares and Options has lapsed, meaning that the Company must obtain the fresh approval of Shareholders in order to issue these Shares and Options to Joel Latham and Troy Valentine.

In all other respects, these Resolutions are identical to the corresponding resolutions approved by Shareholders at the 2021 Annual General Meeting.

4	Rationale of Acquisition

This Section 4 sets out a brief overview of the Acquisition and the recommendations of the Directors in respect of the Acquisition. It also sets out some potential disadvantages associated with the Acquisition.

4.1	Acquisition of APIRx

On 24 March 2022, the Company announced that it had agreed to acquire 100% of the issued share capital in APIRx, subject to various conditions. The Company will issue the APIRx Sellers a total of 218,169,506 new Shares at a deemed value of $0.573 per Share (being a cumulative acquisition price of USD$93,300,000 or around AUD$125,000,000) in consideration for the sale and purchase of APIRx. As a result of the Acquisition, APIRx will become a wholly-owned subsidiary of the Company.

APIRx is an innovative biotechnology company focused on research, development and production of prescription pharmaceutical cannabinoid medicines. It has 22 active clinical and pre-clinical research and development projects using proprietary technologies. The Acquisition bring to the Company a diverse portfolio of promising therapeutic candidates targeted at treating an extensive range of conditions, including pain, dementia, Parkinson’s Disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions.

The Company seeks Shareholder approval of the Resolutions. Due to the dilutionary effect of the Acquisition on the shareholding of existing Shareholders, the approval of such Resolutions by Shareholders is required in order for the Acquisition to be implemented. The APIRx Sellers are expected to hold 15.27% of the Company’s share capital upon Completion.

If the Acquisition is completed, the Shareholders’ current proportionate shareholding in the Company will be diluted by the issue of new Shares under the Acquisition. Further, upon Completion, George Anastassov, co-founder of APIRx, will become an executive Director.

4.2	Benefits of the Acquisition

The Directors believe the Acquisition will be highly accretive to the equity value of the Company.

The Directors believe the Acquisition will significantly strengthen the Company’s position as a market leader at the forefront of cannabinoid and psychedelic treatment development. It will:

(a)	add a large portfolio of intellectual property with granted and pending patents;

(b)	expand the Company’s addressable markets globally and addressable market sizes by over US$400 billion per annum;

(c)	further enhance the Company’s technical and drug development capability by adding some of the industry’s longest standing and best-known scientists to the Company’s team; and

(d)	expand the Company’s drug delivery capability to include APIRx’s patented delivery technologies.

The Board is of the opinion that the opportunity presented under the Acquisition represents an opportunity that is in the best interests of current Shareholders.

If the Resolutions are not passed by Shareholders, or the other conditions are not satisfied or waived, the Acquisition will not proceed. If the Acquisition do not proceed, the Company will not acquire APIRx and no new securities in the Company will be issued to the APIRx Sellers (i.e. the Acquisition will not occur).

4.3	Significant risks and potential disadvantages

There are inherent risks associated with the Acquisition and you may consider that these risks outweigh the potential benefits from the Acquisition. The most significant risks and potential disadvantages are summarised in Section 9, and include:

●	contractual risk;

●	reliance risk;

●	APIRx’s current operations;

●	integration risk;

●	failure to achieve expected synergies;

●	concentration of shareholding;

●	dilution risk;

●	COVID-19 pandemic;

●	changes in laws and regulations;

●	government funding changes;

●	registration, assessment and regulation risk;

●	competition risk; and

●	key personnel risk.

As a Shareholder, you may form the view that the Acquisition as currently proposed and structured is not in your best interests.

You may want to maintain your current investment profile. The profile, capital structure and size of the Company post-Completion will be significantly different from that of the Company as it currently stands. Some Shareholders may prefer to continue to invest in a listed company with the specific characteristics, operational focus and scale of the current Company, and do not seek an exposure to the business of APIRx.

As a Shareholder, you may not agree with the value attributed to the Company or APIRx by the Acquisition.

If the Acquisition is implemented, your proportionate shareholding in the Company will be diluted. As a Shareholder, you may not want your proportionate ownership of the Company to be diluted in this way or to this extent.

The Directors believe that the potential advantages of the Acquisition outweigh the risks and potential disadvantages of the Acquisition.

4.4	Director’s recommendations

The Directors believe the Acquisition is likely to be beneficial to you as a Shareholder for a number of reasons. This Section 4 summarises the key potential benefits of the Acquisition, and the significant risks and potential disadvantages associated with the Acquisition and APIRx. Risks are outlined in further detail in Section 9.

The Directors unanimously consider the Acquisition to be in the best interests of Shareholders.

Other than where a Director is excluded from voting on a Resolution (as set out in this Notice of Meeting):

(a)	the Directors unanimously recommend that Shareholders who are not excluded from voting, vote in favour of the Resolutions; and

(b)	each Director intends to vote the Shares the Director controls in favour of the Resolutions.

4.5	Changes to the Board

Following Completion, the current Directors being Troy Valentine, Joel Latham, Sud Agarwal and Peter Widdows will continue to act as Directors.

Subject to Completion, the George Anastassov will be appointed as a Director.

(a)	George Anastassov – Proposed Executive Director

George is co-founder and Executive Director of APIRx and has been an Executive Director of APIRx since its incorporation in March 2021. George has been actively involved in research and development in Medicine and Biotechnology since 1987.

George is also the co-founder of Axim Biotechnologies, Inc (OTCMKTS: AXIM), Sanammad Foundation, Sanammad Pharmaceuticals and APIRx Pharmaceuticals BV in 2019.

George is also a co-founder of CanChew Biotechnologies LLC and was appointed as CEO to CanChew Biotechnologies LLC in 2012. George sits on the board of a number of public and private companies across the globe including NanoGraphene Inc, RYAH Group and HBio Capital Management.

George holds Medical and Dental Doctorates from The Higher Medical Institute Sofia and New York University as well as an Executive MBA from The University of Tennessee. George is also the recipient of multiple national and international professional and humanitarian awards. George is 6-Sigma and LEAN certified. George has been recognized in “Who’s Who in Medicine” as well as “Who’s Who in The World of Business Professionals” numerous times.

George is a professor at Mount Sinai School of Medicine and visiting professor in a number of national and international medical institutions. George is a published author including numerous articles in peer reviewed professional journals. George has lectured extensively on medical and surgical as well as pharmaceutical, biotechnology and business topics around the world.

4.6	Changes to senior management

Following Completion, Joel Latham will continue as Chief Executive Officer, Sud Agarwal will continue as Chief Medical Officer,

Capital structure of the Company

The following table shows the capital structure of the Company as at the date of this Notice of Meeting and the anticipated capital structure of the Company post-Completion:

	Shares as at the date of this Notice of Meeting		Shares post-Completion
	No. of Shares	% of total no. of Shares	No. of Shares	% of total no. of Shares
Current Shareholders	1,283,902,321	100.00%	1,283,902,321	85.48%
APIRx Sellers	–	–	218,169,506	14.52%
TOTAL	1,283,902,321	100.00%	1,502,071,827	100.00%

4.7	Conditions of Acquisition

Completion of the Acquisition is conditional on, among other things:

(a)	Shareholders of the Company approving the Resolutions set out in this Notice of Meeting; and

(b)	other conditions customary for a transaction of this nature.

4.8	Share Sale and Purchase Agreement

On 12 May 2022, the Company and the APIRx Sellers signed the Share Sale and Purchase Agreement. This document gives legal effect to the Acquisition and its key terms are outlined in Section 10.1.

4.9	Ancillary Agreements

In connection with the Acquisition, the Company and APIRx have agreed to enter into the following Ancillary Agreements:

(a)	voluntary escrow deed between the Company and each of the APIRx Sellers, in each case restricting the disposal of 100% of the Shares held by each of the APIRx Sellers;

(b)	remuneration agreement between the Company and George Anastassov;

(c)	remuneration agreement between the Company and Lekhram Changoer; and

(d)	remuneration agreement between the Company and Eric Kim.

5	Industry overview

This Section 5 sets out information about the industry in which the Company and APIRx operate.

5.1	Introduction

The medicinal cannabis industry in Australia is heavily regulated under the Federal Government’s Narcotic Drugs Act 1967 and various state and territory government’s poisons acts.

After the changes to federal, state and territory legislation in 2016, the medicinal cannabis industry has grown, with more than half of all medicinal cannabis businesses in Australia estimated to hold a medicinal cannabis licence (for cultivation and/or commercial production), a cannabis research licence (for cultivation and/or production for research purposes), a narcotic manufacture licence (for extraction and purification of cannabis plant material) or a combination of these licences.

Since 2016, the Department of Health has recorded more than 130 different medicinal cannabis products have been prescribed to Australian patients.

5.2	Market overview

Australia’s medicinal cannabis manufacturing industry is set to realise revenues of approximately $31.2 million in 2020–21 and provide employment to nearly 1,300 employees. Further, Australia’s medicinal cannabis industry also plays a significant role in the economy through its research and development expenditure. It is estimated that in financial year 2020, the 22 publicly listed Australian human-focused medicinal cannabis businesses alone spent $62 million on research and development.

Globally, the medicinal cannabis market has rapidly expanded in recent years, with medicinal cannabis now legalised in over 30 countries. There are estimates that put the global medicinal cannabis market at reaching $80 billion by 2024, around 4% of the global pharmaceutical market in 2024.

As more countries around the globe relax their restrictions around medicinal cannabis, it is expected that demand for medicinal cannabis and medicinal cannabis products grow significantly.

5.3	Legal/regulatory framework

Australia’s medicinal cannabis industry is heavily regulated by the Health Products Regulation Group, comprising both the Office of Drug Control and the Therapeutic Goods Administration:

(a)	Office of Drug Control – responsible for ensuring medicinal cannabis produced in Australia meets the requirements specified under the UN’s Narcotic Drugs Convention. The Office of Drug Control controls the provision of licences and permits for the cultivation, extraction and purification of medicinal cannabis products.

(b)	Therapeutic Goods Administration – regulates the manufacture of medicinal cannabis therapeutic goods and patient access to medicinal cannabis products by establishing and auditing the quality standards that apply to all medicinal cannabis products.

Medicinal cannabis and medicinal cannabis products are often listed as Schedule 9 prohibited substances under the Poisons Standard, which is given effect under state law. In addition:

(a)	Schedule 8 controlled substances – THC for human therapeutic use, and cannabis prepared for human therapeutic use, except where included in other schedules.

(b)	Schedule 4 – pure CBD for therapeutic use, analytical and scientific research.

(c)	Schedule 3 – pure CBD, in oral, oromucosal and sublingual preparations, that are registered medicines, with a maximum daily dose of less than 150 mg/day.

Medicinal cannabis and medicinal cannabis products listed as a Schedule 4 or Schedule 8 drug enable patient access via doctor’s prescription and pharmacy dispensing. Products listed at Schedule 3 provides an over-the-counter pharmacy medicine where registered.

Medicinal cannabis products can also be accessed through participation in a clinical trial. Between January 2015 and November 2019, there were more than 50 clinical trials relating to the potential therapeutic uses of medicinal cannabis in the Australian New Zealand Clinical Trials Registry. Other clinical trials may have been registered with registries.

Overview of the Company’s business model and growth strategy

6	Information about the Company pre-Completion

This Section 0 provides information on the Company.

6.1	Overview of the Company

The Company was incorporated on 27 April 2001 and admitted to the official list of ASX on 23 May 2007.

Since then, the Company has seen significant research results and rapid process with its novel drug development program. The Company currently has 6 primary focuses with unmet patient needs (i.e. sleep apnoea, traumatic brain injury, rheumatoid arthritis, lung inflammation, inflammatory bowel disease and generalised anxiety disorder), which represents potential multi-billion-dollar markets.

6.2	Overview of the Company’s business model and growth strategy

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of anxiety disorders, obstructive sleep apnoea (OSA), traumatic brain injury (TBI)/concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis and inflammatory bowel disease. U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication represents major global markets and currently have no, or limited, existing registered pharmacotherapy (drug) treatments available to the public. IHL has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners.

6.3	Directors

Following Completion, the current Directors being Troy Valentine, Joel Latham, Sud Agarwal and Peter Widdows will continue to act as Directors.

George Anastassov will be appointed as a Director effective on and from Completion.

The profile of George Anastassov is set out in Section 4.5(a).

6.4	Interests and benefits of Directors

(a)	Directors’ interests in securities of the Company

As at the date of this Notice of Meeting, the number of securities of the Company owned or controlled by the Directors and Proposed Director is as follows:

Director	Shares pre- Completion	% of all Shares pre- Completion	Options pre- Completion	Performance Rights pre- Completion	Shares post- Completion	% of all Shares post- Completion	Options post- Completion	Performance Rights post- Completion
Troy Valentine	33,851,198	2.64%	Nil	Nil	36,651,198	2.44%	2,800,000	Nil
Peter Widdows	16,573,685	1.29%	Nil	Nil	16,573,685	1.10%	Nil	Nil
Sud Agarwal*	107,303,093	8.36%	Nil	Nil	107,303,093	7.14%	Nil	Nil
Joel Latham	18,148,414	1.41%	3,000,000	Nil	23,748,414	1.58%	8,600,000	Nil
George Anastassov	Nil	Nil	Nil	Nil	99,967,221	6.66%	Nil	Nil

*	Options and shares reported for Sud Agarwal include those owned by Cannvalate Pty Ltd – an entity of which Sud Agarwal is a significant shareholder and a director.

(b)	Remuneration of Directors

There will be no change to the current remuneration of any Director as a result of the Acquisition.

The remuneration of the Proposed Director will be $48,000 per annum (inclusive of superannuation).

(c)	Fees given or agreed to be given in connection with the Acquisition

No fees will be payable to any of the Directors or Proposed Director in connection with the Acquisition.

(d)	Securities on issue

As at the date of this Notice of Meeting:

●	there are a total of 1,283,902,321 Shares on issue held by approximately 11,934 Shareholders;

●	there are a total of 40,950,000 Options on issue held by approximately 31 Shareholders; and

The Company does not currently have any other type of securities on issue.

6.5	Publicly available information

Shares are listed for quotation on ASX and the Company is obliged to comply with the continuous disclosure requirements of ASX and the Corporations Act.

Announcements made by the Company to the ASX announcement platform are available from ASX’s website at www.asx.com.au.

7	Information about APIRx

This Section 7 provides information on APIRx.

7.1	What is APIRx?

Like the Company, APIRx operates within the medicinal cannabis sector.

APIRx is a leading pharmaceutical company dedicated to manufacturing of natural cannabinoid active pharmaceutical ingredients, which are extracted from cannabis plant material and purified to pharmaceutical grade. All manufacturing stages are performed under current good manufacturing practice conditions.

APIRx has 22 active clinical and pre-clinical research and development projects using proprietary technologies. It has a diverse portfolio of promising therapeutic candidates targeted at treating an extensive range of conditions, including pain, dementia, Parkinson’s Disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions.

For more information on APIRx, go to https://apirxpharma.com.

7.2	What comprises APIRx’s intellectual property profile?

o	19 granted, and 23 pending patents to secure commercial exclusivity and our R&D investment. Some patents meet more than one of the categories below

o	Extraction – 3 granted and 2 pending

o	API modification – 4 pending

o	Formulation – 17 granted and 15 pending

o	Methods of use – 3 granted and 5 pending

7.3	What is APIRx’s business model and strategy?

APIRx has a collection of patents, formulations, clinical trial data and regulatory filings for cannabinoid medicines that provide direct and faster paths to drug product approval.

Patients will benefit from earlier access to evidence-based cannabinoid therapies across therapeutic areas that employ APIRx patented technologies for active pharmaceutical ingredient extraction and modification, formulation and methods of use.

Shareholders will benefit from a shorter time to commercialisation of drug products targeting major addressable markets globally.

APIRx development projects complement IHL’s established strategy and fill unique niches the company’s cannabinoid drug development portfolio.

7.4	How is APIRx structured?

APIRx has entities that operate in the US and Netherlands:

(a)	APIRx Pharmaceuticals USA, LLC – Delaware, US;

(b)	APIRx Pharmaceuticals Holding B.V. (company number KVK 72474386) – Netherlands; and

(c)	APIRX Pharmaceuticals B.V. (company number KVK 72477210) – Netherlands.

7.5	What is APIRx’s financial position and financial performance?

APRIx is a R&D focused business with the attention placed on the development of the novel clinical assets, geared towards product registration with the FDA and other relevant health authorities globally. Incannex will select lead programs from the APIRx portfolio initially and will fund the development of these key assets, providing near term results for shareholders.

7.6	Who are the directors and senior management of APIRx?

(a)	Lekhram Changoer – APIRx Chief Executive Officer and President

Lekhram is co-founder and Executive Director of APIRx and has been an executive director of APIRx since its incorporation in March 2021.

Lekhram has co-founded several intellectual property based pharmaceutical companies across varying stages of development from clinical development through to global sales of registered products.

Lekhram’s career spans 30 years of international experience in sales & marketing, product development, clinical trials, R&D, fundraising and quantitative analysis for technical, consumer healthcare and pharmaceutical products as well as developing his network of relations within the pharmaceutical industry including contract research organisations, good manufacturing practice facilities and universities.

Lekhram has initiated multiple patents and has co-founded CFM Pharma BV, APET BV Axim Biotechnologies, Inc (OTCMKTS: AXIM), CanChew Biotechnologies, Sanammad Foundation, Sanammad Pharmaceuticals, APIRx Pharmaceuticals BV and APIRx Pharmaceuticals LLC.

Lekhram holds a Bachelor Degree in Analytical/Organic Chemistry from the Rijkshogeschool Groningen (NL) and Masters Degree in Organic Chemistry from the University of Groningen (NL).

(b)	George Anastassov – APIRx Chief Executive Officer

George’s profile is set out in Section 4.5(a).

(c)	Eric Kim – APIRx Chief Financial Officer

Eric is Chief Financial Officer of APIRx and a Managing Director at PlanIt Business. For over 17 years, Eric has been helping both large publicly traded companies as well as private corporations and small businesses with their funding and positioning needs. Eric has a natural skill that has been developed to “strip down” a business to its core strengths and then “build back up” the business value proposition by careful communication of those strengths and opportunities to potential lenders and / or investors.

While at PlanItBusiness, Eric has written business plans to raise in excess of $150 million dollars. In addition, Eric has significant start-up company experience, having founded three successful businesses and raised investor money for them.

Previously, serving as a Senior Vice President at a Bulge Bracket Investment Bank, Eric wrote business plans, private placement memoranda, public company prospects, M&A sell-side offering memoranda, investment committee memoranda, management/investor/roadshow presentations, executive summaries, and “teasers” that resulted in over $20 billion of transaction deal value. Clients included private and NASDAQ-and NYSE- listed companies in technology, consumer, retail, real estate, service, financial, industrial and energy sectors. Eric developed financial and valuation models and instructed teams of analysts in financial modelling and valuation.

Prior to investment banking, Eric worked in the Financial Planning and Strategy group of an internet company, where he created financial forecasting models, analysed budgets, and developed product pricing and customer contract value models. Eric has also worked at Google as a Manager in their Corporate Finance group.

Eric has also spent time in the Private Equity / Venture Capital and consulting worlds, where he worked on numerous investments, screened business plans and investment memos, and wrote investment committee recommendation memos.

Eric earned an Ivy League M.B.A. from The Wharton School of Business at the University of Pennsylvania, with a major in Corporate Finance and Private Equity / Venture Capital and B.S. in Business Management from The University of California, Berkeley.

7.7	APIRx’s shareholding

As at the date of this Notice of Meeting, 100% of the issued share capital in APIRx is held as follows:

●	95,937,500 shares held by Lekhram Changoer;

●	95,937,500 shares held by George Anastassov; and

●	17,500,000 shares held by Eric Kim.

7.8	Is there any litigation affecting APIRx?

Throughout its due diligence process, the Company has not become aware of any litigation affecting APIRx. Under the Share Sale and Purchase Agreement, the APIRx Sellers have warranted that there is no litigation with respect to APIRx.

8	Information about the Company post-Completion

This Section provides information about the Company post-Completion.

The statements set out in this Section 8 are statements of current intentions only, which may change as new information becomes available or circumstances change. Any decisions will only be reached after implementation when all material facts and circumstances are known to the Board.

8.1	Overview of the Company post-Completion

As a result of the Acquisition, APIRx will become a wholly-owned subsidiary of the Company. Post-Completion, the Company will have 28 active clinical and pre-clinical research and development projects targeted at treating an extensive range of conditions including pain, dementia, Parkinson’s Disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions, including the Company’s existing research and development projects targeted at treating sleep apnoea, traumatic brain injury, rheumatoid arthritis, lung inflammation, inflammatory bowel disease and generalised anxiety disorder.

For further information in relation to the existing operations of the Company and APIRx, refer to Sections 0 and 7 respectively.

8.2	What will the Company post-Completion’s strategy be?

APIRx takeover is anticipated to be seamless, as the development of assets is congruent with current operational capabilities and pharmaceutical development strategy of Incannex.

8.3	What will the Company’s capital and ownership structure be post-Completion?

(a)	Shares on issue after completion of the Acquisition

The following table shows the anticipated capital structure of the Company pre-Completion and post-Completion:

	Shares as at the date of this Notice of Meeting		Shares post-Completion
	No. of Shares	% of total no. of Shares	No. of Shares	% of total no. of Shares
Current Shareholders	1,283,902,321	100.00%	1,283,902,321	85.48%
APIRx Sellers	–	–	218,169,506	14.52%
TOTAL	1,283,902,321	100.00%	1,502,071,827	100.00%

(b)	Change in control

If Resolution 1 passes, and the new Shares are issued, it will likely result in each Shareholder’s percentage holding in the Company being diluted.

The Company expects that the potential effect of the issue of the new Shares under the Acquisition on the control of the Company will be minimal and not material.

8.4	What is the dilutive impact of Shares issued under the Acquisition on existing Shareholders?

There are currently 1,283,902,321Shares on issue in the Company.

Upon Completion, the Company proposes to issue 218,169,506 new Shares to the APIRx Sellers, increasing the Company’s share capital by 14.52% to 1,502,071,827 Shares.

8.5	How will the Company be financed post-Completion?

At 31 December 2021, the Company’s net cash balance was approximately $19.8 million. The Company intends to use approximately $5 million of its existing net cash proceeds towards the development of APIRx’s existing projects.

Further, the Company expects to raise a maximum of $28.1 million in proceeds raised from a loyalty options offer, and will apply $5 million from these proceeds towards the development of APIRx’s existing projects (in addition to the $5 million committed from existing net cash), and therefore $10 million in total (including $5 million from the Company’s existing net cash).

The Loyalty Option offer having raised $ 23.6 million the Company confirms that it has allocated up to $ 8 million towards the development of APIRx’s projects.

(a)	Pro forma net cash

Post-Completion, the Company will have pro forma (unaudited) cash of $41,500,000 at 15/06/2022.

(b)	Transaction costs

Certain costs will be incurred by the Company in connection with the Acquisition, which are estimated at $50,000.00 in total. These costs will be funded from the Company’s existing cash reserves.

(c)	Pro forma equity and indebtedness

The table below sets out the expected equity and indebtedness of the Company at Completion.

Item	insert ($’000)
Cash	$41,500
Current Debt	$800
Non-current Debt	$0
Net Debt (Total Debt less Cash)	$-40,700
Total Equity (Net Assets)	$137,000

8.6	Who will be the directors of the Company post-Completion?

On completion of the Acquisition, the Board will continue to comprise the following Directors:

●	Troy Valentine – Chair and Non-Executive Director;

●	Joel Latham – Managing Director, Chief Executive Officer;

●	Sud Agarwal – Executive Director, Chief Medical Officer; and

●	Peter Widdows – Non-executive Director.

Subject to and effective from Completion, George Anastassov will be appointed a Director.

The profile of the Proposed Director is set out in Section 4.5(a).

8.7	Who will be the senior management of the Company post-Completion?

On completion of the Acquisition, the senior management of the Company will not change and will continue to comprise the following:

●	Joel Latham – Chief Executive Officer;

●	Sud Agarwal – Executive Director, Chief Medical Officer;

●	George Anastassov – Proposed Executive Director,

What are the interests of the Company’s Directors on Completion?

Immediately following completion of the Acquisition, and assuming all Resolutions are passed, the number of Shares owned or controlled by the Directors (including the Proposed Director) as at that time will be as follows:

Director	Shares pre- Completion	% of all Shares pre- Completion	Options pre Completion	Performance Rights pre Completion	Shares post Completion	% of all Shares post- Completion	Options post- Completion	Performance Rights post Completion
Troy Valentine	33,851,198	2.64%	Nil	Nil	36,651,198	2.44%	2,800,000	Nil
Peter Widdows	16,573,685	1.29%	Nil	Nil	16,573,685	1.10%	Nil	Nil
Sud Agarwal*	107,303,093	8.36%	Nil	Nil	107,303,093	7.14%	Nil	Nil
Joel Latham	18,148,414	1.41%	3,000,000	Nil	23,748,414	1.58%	8,600,000	Nil
George Anastassov	Nil	Nil	Nil	Nil	99,967,221	6.66%	Nil	Nil

*	Options and shares reported for Sud Agarwal include those owned by Cannvalate Pty Ltd – an entity of which Sud Agarwal is a significant shareholder and a director.

8.8	Voluntary escrow

The APIRx Sellers have agreed to enter into a voluntary escrow deed restricting the disposal of any interest in any of the Shares to be issued (Escrowed Shares).

The Escrowed Shares will be escrowed for a period of 12 months from Completion.

9	Risk factors

Before deciding how to vote on the Resolutions, you should carefully consider the risk factors discussed in this Section 9 and other information contained in this document and seek independent professional advice.

This Section 9 provides a summary of risks only. It does not take into account the investment objectives, financial situation, taxation position or particular needs of Shareholders.

Additional risks and uncertainties not currently known to the Company, or which the Company considers to be immaterial, may also have an adverse effect on the value of Shares. The information set out below does not purport to be, nor should it be construed as representing, an exhaustive summary of all possible risks.

9.1	Introduction

This Section 9 outlines the key risks, but not all risks, associated with an investment in the Company post-Completion and the value of the Shares and other risks of which Shareholders should be aware.

These risks include risks specific to the Acquisition, risks to the Company post-Completion and general risks.

9.2	Risks specific to the Acquisition

(a)	Contractual risk

Completion is subject to the fulfilment of certain conditions precedent, particularly those as set out in the Share Sale and Purchase Agreement. The ability of the Company to achieve its stated objectives will depend on the performance by the parties of their obligations under the Share Sale and Purchase Agreement. If any party defaults in the performance of their obligations, it may be necessary for the Company to approach a court to seek a legal remedy, which can be costly.

(b)	Reliance risk

The information in relation to APIRx in this Notice of Meeting and on which the Company has relied on in relation to the Acquisition has been derived from information made available to the Company by APIRx during the due diligence process in connection with the Acquisition.

While the Company has conducted due diligence on APIRx, it is unable to verify the accuracy or the completeness of the information provided to it by APIRx and there is no assurance that the due diligence was conclusive and that all material issues and risks in relation to the Acquisition and APIRx have been identified. To the extent that this information is incomplete, incorrect, inaccurate or misleading, or the actual results achieved by APIRx are weaker than those indicated by the Company’s analysis, there is a risk that the future results of the operations of the Company post-Completion may differ (including in a materially adverse way) from the Company’s expectations as reflected in this Notice of Meeting, or that additional liabilities of a material nature may emerge. While the Company has obtained warranties from the APIRx Sellers with respect to these matters, there can be no assurance that these warranties will provide complete coverage of the Company’s risks.

(c)	APIRx’s current operations

There is no assurance that the financial performance of APIRx will continue to follow the historical and current rates that APIRx is achieving. Operating and research and development costs may fluctuate contrary to historical and assumed levels, which would have a direct impact on APIRx’s business and financial position.

9.3	Risks specific to the Company post-Completion

(a)	Integration risk

The Acquisition has the potential for integration risk. As two separate businesses (though similar) integrate and form the Company post-Completion, there is the potential for the integration of technology, processes, information, departments and organisations to fail.

The Company believes it has the appropriate practices and processes, supported by a risk-aware culture and enabling technology, which would help to mitigate any integration risk. However, in general, integration can be a complicated process that requires multiple levels of coordination, with each level posing its own risks.

(b)	Failure to achieve expected synergies

The Board believes the Acquisition will provide an increase in both the size and scale of the Company’s operations. However, there can be no guarantee that the expected synergies between the two companies might be realised. A failure of the Company (post-Completion) to achieve the expected synergies could mean the Acquisition might not be any more successful than the Company’s current business strategy.

(c)	Concentration of shareholding

Following Completion, the APIRx Sellers will hold approximately 15.27% of the Shares. Accordingly, the APIRx Sellers may be in a position to influence the election of the Directors, the appointment of new management and the potential outcome of matters submitted to a vote of the Shareholders. Given this influence the APIRx Sellers will have, there is a risk that the Company’s business strategy may undergo wholesale changes, and if that occurs, there is no guarantee that any such changes will be any more successful than the Company’s current business strategy.

(d)	Dilution risk

There are currently 1,210,378,003 Shares on issue in the Company. Upon Completion, the Company proposes to issue 218,169,506 new Shares to the APIRx Sellers. Immediately following Completion, the 1,210,378,003 Shares on issue as at the date of this Notice of Meeting are expected to comprise around 84.73% of the Company’s share capital. This means that the existing Shareholders will have their proportional ownership of the Company reduced.

There is a risk that the interests of Shareholders will be further diluted as a result of any future capital raisins or equity issues that may be undertaken after Completion in order to fund the development or expansion of the Company’s business.

(e)	COVID-19 pandemic

The ongoing COVID-19 global pandemic and associated economic uncertainty continues to affect the global economy and financial markets, including Australian and international equity markets. As a result, there is increased risk associated with making investment decisions in this environment.

Measures taken by any government agency or regulatory body in response to the COVID-19 pandemic are likely to be outside the control of the Company post-Completion. If COVID-19 outbreaks, lockdowns and restrictions continue to occur in Australia and overseas, there may be impacts for the Australian and international economy, the Company’s business activity and the market for the Company’s Shares.

(f)	Changes in laws and regulations

The medicinal cannabis sector is heavily regulated. The Company’s operations are subject to various laws, regulations and guidelines in Australia and territories the Company proposes to operate, or to export to, including laws and regulations relating to health and safety, conduct of operations and the production, management, transportation, storage and disposal of products and of certain material used in operations.

Compliance with these laws and regulations requires compliance with complex federal, state / territory and local laws. These laws change frequently and may be difficult to interpret and apply. Compliance with these laws and regulations requires the investment of significant financial and managerial resources, and a determination that the Company is not in compliance with these laws and regulations could harm the Company’s brand image and business.

Changes to these laws or regulations could negatively affect the Company’s competitive position within the industry and the markets in which it operates, and there is no assurance that various levels of government in the jurisdictions in which the Company operates will not pass legislation or regulation that adversely impacts the business. The effect of the administration, application and enforcement of the regimes established on the business in Australia and overseas, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact the Company’s ability to participate in the global market.

(g)	Government funding changes

A significant amount of the Company’s revenue comes from the Federal Government’s research and development grants.

Government funding is subject to review and alteration at any time by the Federal Government. Any changes reducing the funding to childcare operators or to the eligibility criteria for receiving the assistance could have adverse impacts on the Company’s business and financial position.

(h)	Reliance on key personnel and consultants

The Company is largely dependent on the performance of its management team and certain highly qualified employees, including scientists and other research and development personnel, sales personnel and the Company’s continuing ability to attract and retain such employees. The Company is also dependent on its ability to recruit and retain suitably qualified personnel.

Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of any such personnel, or an inability to attract other suitably qualified persons when needed, could prevent the Company from executing on the business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. There are a limited number of persons with the requisite knowledge of the cannabis industry and relevant experience.

(i)	Dividends

There are a range of factors that determine and will determine the payment of dividends by the Company post-Completion. These factors include the profitability of the Company post-Completion, its cash reserves and future capital requirements.

There is no guarantee that any dividend will be declared and paid by the Company post-Completion or any guarantee that future dividends will equal or exceed previous dividend payments.

(j)	Dilution risk

There is a risk that the interests of Shareholders will be further diluted as a result of further capital raisings or equity issues required in order to the fund the development of the Company’s business post-Completion.

(k)	Intellectual property rights

The Company may be forced to litigate, to enforce or defend its intellectual property rights against infringement and unauthorised use by competitors, and to protect our trade secrets. In so doing, the Company’s intellectual property may be put at risk of being invalidated, unenforceable, or limited or narrowed in scope.

Further, an adverse result in any litigation or defence proceedings may place pending applications at risk of non-issuance. In addition, if any licensor fails to enforce or defend their intellectual property rights, this may adversely affect the Company’s ability to develop and commercialise the Company’s current and future products and prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract management from focusing on operating the Company’s business. Further, because the content of much of the Company’s intellectual property concerns cannabis, psychedelic and other activities that are not legal in some state jurisdictions, the Company may face additional difficulties in defending our intellectual property rights.

(l)	Medicinal cannabis industry in Australia

The medicinal cannabis industry in Australia is still in its infancy so many significant risks may arise. These risks include delays in the grant or variation of various licences and permits that can impact timeframes and the ability to generate revenue. There are also uncertainties associated with the medicinal cannabis legislative regime in Australia. There is a risk that a regulatory body could, in the future, change the application of these laws which may adversely impact the Company. Despite cannabis having been legalised for medical use, cannabis continues to be categorised as a controlled substance and violations could result in significant civil or criminal fines and penalties, as well as potentially losing any licenses issued. Any such sanction would adversely affect the operation and financial performance of the business.

(m)	Psychedelic medicine industry in Australia

The industry of psychedelic medicine in Australia is also in its infancy (and even more so than the medicinal cannabis industry) and so significant risks may arise in this respect. These risks include the risk that relevant licences are never obtained or that, even if obtained, there are significant delays in the grant of such licences. These can impact timeframes and the ability to generate revenue.

There are also uncertainties associated with the legislative regime in Australia with respect to psychedelic medicine in that the legislative framework that is ultimately settled upon is more restrictive than would be needed for the Company to continue to pursue this section of its business and operations.

(n)	Acceptance of the efficacy of medicinal cannabis products and psychedelic medicines

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in relatively early stages. There have been few clinical trials on the benefits of cannabis or isolated cannabinoids that have been completed, by anyone. The same applies with respect to clinical trials and research on psychedelic medicines.

Future research and clinical trials may draw opposing conclusions to statements contained in existing publications, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medicinal cannabis and/or psychedelic medicines, which could adversely affect their social acceptance, including acceptance by the medical community, and the demand for the Company’s products.

(o)	Risks associated with clinical trials

Clinical trials are expensive, time consuming and difficult to design and implement. With respect to the Company’s clinical trials, these are expected to continue for several years and may take significantly longer to complete. There is no guarantee that the outcomes of the Company’s clinical trials will be successful. Further, regulatory authorities may suspend, delay or terminate the clinical trials at any time for various reasons, including but not limited to:

(i)	changes in applicable regulatory policies and regulations;

(ii)	failure to design appropriate clinical trial protocols; or regulatory concerns with cannabinoid products generally and the potential for abuse;

(iii)	failure to obtain appropriate ethics approval for the clinical trial;

(iv)	discovery of serious or unexpected toxicities or side effects experienced by trial participants;

(v)	lack of effectiveness of any product during the Company’s clinical trials;

(vi)	unfavourable results from the Company’s on-going pre-clinical studies and clinical trials;

(vii)	failure by the Company, trial operators, its employees, or contractors to comply with all applicable regulatory requirements relating to the conduct of clinical trials; and

(viii)	any of the above could have a material adverse effect on the Company’s business, results of operations and financial conditions.

(p)	Additional requirements for capital

The Company’s capital requirements depend on numerous factors. Depending on the Company’s ability to generate income from its operations, the Company may require further financing. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back its development and research programmes as the case may be. There is no guarantee that the Company will be able to secure any additional funding or be able to secure funding on terms favourable to the Company.

(q)	Competition

The pharmaceutical, nutraceutical and psychedelic industries are highly competitive and subject to rapid change. The industries continue to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than the Company. Some of these competitors and potential competitors have similar or more experience than the Company in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, the products of the Company compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or our future collaboration partners may have. If the Company is unable to compete successfully, it may be unable to generate, grow and sustain its revenue.

(r)	Speculative nature of investment

The above list of risk factors should not be taken as exhaustive of the risks faced by the Company or by investors in the Company. Shareholders should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for the new securities.

9.4	General risks

(a)	General equity market risks

The price at which Shares trade on ASX may be affected by a number of factors, including the financial and operating performance of the Company and external factors over which the Company and its Directors have no control.

These external factors include actual, expected and perceived general economic conditions, changes in government policy or regulation, significant events such as natural disasters or acts of terrorism, epidemics and pandemics, investor attitudes, changes in taxation, movements in interest rates, movements in stock markets, and general conditions in the markets in which the Company will operate.

In addition, investors should consider the historical volatility of Australian and overseas share markets.

(b)	Economic conditions

The performance of the Company is likely to be affected by changes in economic conditions. Profitability of the business may be affected by some or all of the matters listed below, each of which is inherently uncertain:

(i)	general financial issues which may affect policies, exchange rates, inflation and interest rates;

(ii)	deterioration in economic conditions, possibly leading to reductions in business spending and other potential revenues which could be expected to have a corresponding adverse impact on the Company’s operating and financial performance;

(iii)	the strength of the equity and share markets in Australia and throughout the world;

(iv)	financial failure or default by any entity with which a member of the Company is or may become involved in a contractual relationship; and

(v)	industrial disputes in Australia and overseas.

(c)	Geo-political factors

The Company may be affected by the impact that geo-political factors have on the world or Australian economy or on financial markets and investments generally or specifically. This may include international wars, terrorist type activities and governmental responses to such activities.

(d)	Litigation

The Company may in the ordinary course of business become involved in litigation and disputes. Any litigation or dispute could be costly and damaging to the Company’s reputation and business relationships, which could have an adverse effect on its financial performance and industry standing.

(e)	Taxation

Changes in tax laws including income tax, capital gains tax, GST or stamp duty legislation, case law, rulings and determinations issued by the Australian Commissioner of Taxation or other practices of tax authorities, or the way they are interpreted, may adversely affect the Company’s financial position or performance.

(f)	Accounting standards

Australian accounting standards are subject to change from time to time which could adversely affect the Company’s reported earnings performance in any given period and its financial position or performance from time to time.

10	Additional information

This Section provides you with additional information regarding the Acquisition.

10.1	Share Sale and Purchase Agreement

On 24 March 2022, the Company announced that it had agreed to acquire 100% of the issued share capital in APIRx, subject to various conditions. The Company will issue the APIRx Sellers a total of 218,169,506 new Shares at a deemed value of $0.573 per Share (being a cumulative acquisition price of USD$93,300,000) in consideration for the sale of APIRx. As a result of the Acquisition, APIRx will become a wholly-owned subsidiary of the Company.

On12 May 2022, the Company and the APIRx Sellers signed a binding Share Sale and Purchase Agreement in connection with the Acquisition.

The key terms of the Share Sale and Purchase Agreement are set out below:

Topic	Summary
Outline of proposed transaction

The Company has entered into a Share Sale and Purchase Agreement dated 12 May 2022 to acquire 100% of the issued share capital in APIRx, subject to customary conditions, including the Company obtaining the required shareholder approvals.

The consideration payable by the Company to the APIRx Sellers will comprise the issue of new Shares.

Purchase price	Subject to Shareholder approval, the Company is acquiring 100% of the issued share capital in APIRx from the APIRx Sellers in consideration for a total of 218,169,506 new Shares at a deemed value of $0.573 per Share (being a cumulative acquisition price of USD$93,300,000).

Conditions precedent

Completion of the Share Sale and Purchase Agreement is conditional on, among other things:

●    Shareholders approving the Resolutions set out in this Notice of Meeting;

●    other conditions customary for a transaction of this nature.

Warranties and indemnities	The APIRx Sellers and the Company give warranties and indemnities to each other that would be typical for a seller of shares in APIRx (in the case of the APIRx Sellers) or buyer of shares in APIRx the consideration for which includes the issue of new Shares in the buyer (in the case of the Company).

Period before Completion	The APIRx Sellers must ensure that APIRx carries on its business in the ordinary and normal course and, in particular, APIRx must not agree or commit to do certain specified actions, except as expressly permitted by the Share Sale and Purchase Agreement or as consented to by the Company.

10.2	Further information about the Resolutions

(a)	Resolution 1 – Approval of the issue of Shares to the APIRx Sellers

Resolution 1 seeks the approval of the Shareholders for the issue of 218,169,506 new Shares to the APIRx Sellers for the purposes of ASX Listing Rule 7.1 and for all other purposes.

ASX Listing Rule 7.1

The Resolution also seeks the approval of the Shareholders for the issue of 218,169,506 new Shares to the APIRx Sellers for the purposes of ASX Listing Rule 7.1 and for all other purposes.

ASX Listing Rule 7.1 provides that an ASX-listed company must not, without the prior approval of shareholders or otherwise pursuant to limited exceptions, issue securities if the number of securities issued, when aggregated with the number of securities issued by the company during the previous 12 months, exceeds 15% of the number of securities on issue at the commencement of that 12-month period. Under ASX Listing Rules 7.1A, eligible ASX-listed companies have the opportunity to extend their placement capacity to 25% in a 12-month period, with shareholder approval.

The Shares to be issued under the Acquisition will be issued for $0.573 per Share on Completion, which is scheduled to occur on or around 26 May 2022, subject to satisfaction of the conditions in the Share Sale and Purchase Agreement. The Shares to be issued will rank equally with other existing Shares.

The Company will issue to the APIRx Sellers 218,169,506 new Shares, being 15.27% of the issued Shares upon Completion, in consideration for the for the 209,375,000 shares held by the APIRx Sellers in APIRx.

If Resolution 1 is not passed, the Company will not be able to proceed with the issue of new Shares contemplated by the Share Sale and Purchase Agreement, none of the Acquisition will be taken to have been passed and the Acquisition will not proceed.

The Directors unanimously recommend that Shareholders vote in favour of this Resolution.

(b)	Resolution 2 – Election of Director – George Anastassov

The Resolution seeks the approval of the Shareholders to the appointment of George Anastassov as Director under Article 6.7 of the Constitution, subject to and with effect from Completion.

Under Article 6.7 of the Constitution, the Shareholders may, by resolution appoint any person as a Director in accordance with the Constitution.

Subject to and effective from Completion, George Anastassov will be appointed as a Director.

Refer to Section 4.5 for further information.

Having regard to the ASX Recommendations, the Board considers that George will not be an independent Director due to him being a substantial shareholder of the Company post-Completion.

The Directors unanimously recommend that Shareholders vote in favour of this Resolution.

(c)	Resolutions 3, 4, 5 and 6 – Approval of issue of Shares and Options to Joel Latham and Troy Valentine

Resolutions 3, 4, 5 and 6 (inclusive) seek the approval of the Shareholders to the issue of Shares and Options to Joel Latham and Troy Valentine for the purposes of ASX Listing Rule 10.11 and for all other purposes.

The Company notes that in late June 2021, the Board decided to vary the remuneration package for Joel Latham and Troy Valentine as part of their FY22 and FY23 remuneration package. Resolutions 3, 4, 5 and 6 were previously passed by Shareholders at the Company’s 2021 Annual General Meeting on 20 January 2022. However, the Shares and Options were never issued to Joel Latham and Troy Valentine. Pursuant to ASX Listing Rule 10.13.5, the Shares and Options were required to be issued no more than 1 month after the Company’s 2021 Annual General Meeting (i.e. 20 February 2022).

As such, the Company seeks the approval of the Shareholders to the issue of the following Shares and Options to the following Directors for the purposes of ASX Listing Rule 10.11 and for all other purposes:

Resolution	Recipient	Shares	Options
Resolution 3	Joel Latham	2,800,000	2,800,000
Resolution 4	Joel Latham	2,800,000	2,800,000
Resolution 5	Troy Valentine	1,400,000	1,400,000
Resolution 6	Troy Valentine	1,400,000	1,400,000

The Shares will be subject to voluntary escrow and under a holding lock at the time of their issue, with one-third of the Shares being released from voluntary escrow and their holding lock on each of the dates as set out below.

The Options:

(i)	will not be listed;

(ii)	will not be transferred before the relevant vesting date; and

(iii)	do not carry any dividend entitlement.

These Shares and Options will vest on their relevant vesting date, provided that as at that date, Joel Latham and Troy Valentine respectively remain employed by the Company. The expiry date for the exercise of these Options is the date that is 3 years after the date on which they vest. The Options may be exercised at any time after vesting and prior to expiry, even if Joel Latham and Troy Valentine are no longer employed by the Company at the time of exercise.

The Shares and Options are to be issued at a nil issue price and are issued to Joel Latham and Troy Valentine under the terms of their employment contracts with the Company. Details of each Share and Option is as follows:

	Vesting Date	Exercise Price	Expiry Date
Joel Latham
FY22 remuneration package
933,333 Shares	30 June 2022	–	–
933,333 Shares	30 June 2023	–	–
933,334 Shares	30 June 2024	–	–
933,333 Options	30 June 2022	$0.26	1 July 2025
933,333 Options	30 June 2023	$0.31	1 July 2026
933,334 Options	30 June 2024	$0.35	1 July 2027
FY23 remuneration package
933,333 Shares	30 June 2023	–	–
933,333 Shares	30 June 2024	–	–
933,334 Shares	30 June 2025	–	–
933,333 Options	30 June 2023	$0.26	1 July 2026
933,333 Options	30 June 2024	$0.31	1 July 2027
933,334 Options	30 June 2025	$0.35	1 July 2028
Troy Valentine
FY22 remuneration package
466,666 Shares	30 June 2022	–	–
466,666 Shares	30 June 2023	–	–
466,668 Shares	30 June 2024	–	–
466,666 Options	30 June 2022	$0.26	1 July 2025
466,666 Options	30 June 2023	$0.31	1 July 2026
466,668 Options	30 June 2024	$0.35	1 July 2027
FY23 remuneration package
466,666 Shares	30 June 2023	–	–
466,666 Shares	30 June 2024	–	–
466,668 Shares	30 June 2025	–	–
466,666 Options	30 June 2023	$0.26	1 July 2026
466,666 Options	30 June 2024	$0.31	1 July 2027
466,668 Options	30 June 2025	$0.35	1 July 2028

If the Options vest and are able to be exercised, they may only be exercised upon payment of the relevant exercise price per Option. Shares issued on the vesting date or on the exercise of the Option rank equally with the then issued Shares. Any proceeds from the exercise of Options will be used to further pursue the Company’s stated business objectives.

The Options may be exercised by notice in writing to the Company in the manner specified on the Option certificate (Notice of Exercise) and payment of the exercise price for each option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.

Any Notice of Exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

The Company will issue the Shares pursuant to the exercise of the Options and apply for official quotation on ASX of these shares within 5 Business Days of a Notice of Exercise.

Further information on the rights attaching to the Options are available in the Company’s 2021 Annual Report.

Details of Joel Latham and Troy Valentine’s current total remuneration package is as outlined below:

	Joel Latham	Troy Valentine
Salary	$460,000 per annum	Nil
Director’s fees	$30,000 per annum	$60,000 per annum
Vehicle allowance	$19,500 per annum	Nil

Participation in new issues

There are no participation rights or entitlements inherent in the Options and the optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 4 Business Days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issues.

Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment):

●	the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the optionholder would have received if the holder of an Option had exercised the Option before the record date for the bonus issue; and

●	no change will be made to the exercise price.

If the Company makes an issue of Shares pro rata to existing Shareholders (other than as a bonus issue, there will be no adjustment of the exercise price of Options or the number of Shares over which the Options are exercisable.

If there is any reorganisation of the issued share capital of the Company, the rights of the optionholders will be varied in accordance with the ASX Listing Rules.

ASX Listing Rule 10.11

ASX Listing Rule 10.11 provides that unless one of the exceptions in ASX Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in ASX Listing Rules 10.11.1 to 10.11.3; or

10.11.5	a person whose relationship with the company or a person referred to in ASX Listing Rules 10.11.1 to 10.11.4 is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders, unless it obtains the approval of its shareholders.

The issue of the Shares and Options falls within ASX Listing Rule 10.11.1 and does not fall within any of the exceptions in ASX Listing Rule 10.12 so the issue requires the approval of Shareholders under ASX Listing Rule 10.11. The named persons fall within category 10.11.1 of the Listing Rules, by virtue of being Directors of the entity.

Pursuant to ASX Listing Rule 7.2 (Exception 14), issues of securities that receive Shareholder approval under ASX Listing Rule 10.11 do not take up any part of the Company’s placement capacity.

Resolutions 3, 4, 5 and 6 (inclusive) seek the required Shareholder approval to the issue under, and for the purposes of, ASX Listing Rule 10.11. These Shares and Options will be issued as soon as practicable after approval and, in accordance with ASX Listing Rule 10.13.5, these Shares and Options will not in any event be issued more than 1 month after the date of this Meeting.

The Directors (other than Joel Latham and Troy Valentine) consider the Shares and Options are reasonable in the circumstances and were negotiated on an arm’s length basis. Further, the Board believes the Shares and Options are in line with market practice.

Subject to the approval of Shareholders, the Company proposes to issue a total of 8,400,000 Shares and 8,400,000 Options on 09 June 2022 to certain Directors as set out above.

These Shares and Options are being issued to certain Directors in recognition of their services to the Company.

Further, the Shares and Options are to reward and incentivise such persons who will be tasked with and critical in helping realise the success of the business and the ongoing growth and success of the Company.

If Resolutions 3, 4, 5 and 6 (inclusive) are not passed, the Company will not be able to proceed with the issue and none of the Shares and Options will be issued. This will affect the remuneration package agreed to by the Board and fresh negotiations will need to be undertaken with Joel Latham and Troy Valentine.

The Directors (other than Joel Latham and Troy Valentine) recommend that Shareholders vote in favour of these Resolutions.

(d)	Resolution 7 – Approval of Performance Rights Plan

Resolution 7 seeks the approval of the Shareholders of the adoption of the employee incentive scheme titled “Performance Rights Plan” and the issue of securities under that Performance Rights Plan on the terms and conditions in this Section 10.2 (d)for the purposes of ASX Listing Rule 7.2 (Exception 13(b)) as an exception to ASX Listing Rule 7.1 and for all other purposes.

A key purpose of the Performance Rights Plan is to attract, motivate and retain eligible participants and to provide them with an incentive to deliver growth and value to all Shareholders.

In addition, a copy of the Performance Rights Plan is available for review by Shareholders at the registered office of the Company until the date of the Meeting. A copy of the Performance Rights Plan can also be sent to Shareholders upon request to the Company Secretary. Shareholders are invited to contact the Company if they have any queries or concerns.

ASX Listing Rule 7.1

In general, ASX Listing Rule 7.1, subject to a number of exceptions, limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period.

ASX Listing Rule 7.2

ASX Listing Rule 7.2 (Exception 13(b)) sets out an exception to ASX Listing Rule 7.1 which provides that issues of securities under an employee incentive scheme are exempt for a period of three years from the date on which shareholders approve the issue of securities under the scheme as an exception to ASX Listing Rule 7.1.

Exception 13(b) is only available if, and to the extent that, the number of equity securities issued under the scheme does not exceed the maximum number set out in the entity’s notice of meeting dispatched to shareholders in respect of the meeting at which shareholder approval was obtained pursuant to ASX Listing Rule 7.2 (Exception 13(b)).

Exception 13(b) also ceases to be available if there is a material change to the terms of the scheme from those set out in the notice of meeting.

If this Resolution 7 is passed, the Company will be able to issue Performance Rights under the Performance Rights Plan to eligible participants over a period of three years from the date of approval without impacting on the Company’s ability to issue up to 15% of its total ordinary securities without Shareholder approval in any 12-month period.

If this Resolution 7 is not passed, the Company will be able to proceed with the issue of Performance Rights under the Performance Rights Plan to eligible participants, but any such issues will be counted as part of the Company’s 15% annual placement capacity to issue equity securities without Shareholder approval under ASX Listing Rule 7.1.

The Company must seek the prior approval of the Shareholders under ASX Listing Rule 10.14 in respect of any issues of Performance Rights under the Performance Rights Plan to a Director, an Associate of a Director or any person whose relationship with the Company, a Director or an Associate of a Director is such that, in ASX’s opinion, the issue of such Shares should first be approved by the Shareholders. There is no current intention to issue Performances Rights under the Performance Rights Plan to Directors.

Pursuant to and in accordance with ASX Listing Rule 7.2 (Exception 13(b)), the following information is provided in relation to Resolution 7:

(i)	A summary of the key terms and conditions of the Performance Rights Plan is as follows:

Eligibility

Participants in the Performance Rights Plan may be:

(a) a Director of the Company; or

(b) a full time or part time employee of the Company,

who is declared by the Board to be eligible to receive grants of Performance Rights under the Performance Rights Plan (Eligible Participant).

Performance Rights	Each Performance Right granted under the Performance Rights Plan is a right to be issued a single Share free of encumbrances.
Offer

The Board may, from time to time, in its absolute discretion, operate the Performance Rights Plan and offer Eligible Participants to participate in the Performance Rights Plan. The Board may determine the number of Performance Rights to be issued under the Performance Rights Plan and other terms of issue of the Performance Rights. Offers to Eligible Participants will specify the date on which a Performance Right lapses.

Consideration	Performance Rights granted under the Performance Rights Plan will be issued for nil cash consideration.
Terms

Participants are deemed to have agreed to be bound by:

(a) the terms of the Performance Rights Plan;

(b) the terms of the offer letter received from the Company; and

(c) the trading policy and any other relevant policies of the Company.

Vesting Conditions

A Performance Right may be made subject to vesting conditions as determined by the Board in its discretion (Vesting Conditions). The Vesting Conditions will be specified in the offer of the Performance Right to the Eligible Participant.

Vesting	A Performance Right will vest in an Eligible Participant where the Vesting Conditions are satisfied or waived by the Board.
Title	A grant of Performance Rights is personal to the participant (or their nominee) and cannot be transferred to other persons or entities.
Shares	Shares resulting from the vesting of the Performance Rights shall, subject to any applicable sale restrictions, rank on equal terms with all other Shares on issue.
Restricted Shares

The Board may, in its discretion, determine at any time up until exercise of Performance Rights, that a restriction period will apply to some or all of the Shares issued to an Eligible Participant on vesting of those Performance Rights (Restriction Period).  The Board may, in its absolute discretion, having regard to the circumstances at the time, waive any such Restriction Period.

Quotation of Shares

The Company will apply to ASX for the Shares issued under the Performance Rights Plan to be quoted on ASX within 5 business days of the later of:

(a) the date the Shares are issued; and

(b) the date any Restriction Period applying to the Shares expires.

Entitlements

(a) For each Performance Right allocated, a participant shall not be entitled to vote, receive dividends or distributions, or have any other rights of a Shareholder in respect of the Performance Right until the Performance Right has vested and the underlying Shares are allocated to the Eligible Participant.

(b) For each Share allocated, a participant shall be entitled to vote, receive dividends or distributions, and have any other rights of an ordinary Shareholder in respect of the Shares.

Lapse of a Performance Right

A Performance Right will lapse upon the earliest of:

(a) a Vesting Condition in relation to the Performance Right is not satisfied by its due date, or becomes incapable of satisfaction, as determined by the Board in its absolute discretion, under the Board exercises its discretion to waive the Vesting Condition and vest the Performance Rights;

(b) in respect of unvested Performance Rights, a recipient of a Performance Right ceasing to be an Eligible Participant;

(c) the expiry date specified in the offer letter;

(d) the Board deems that a Performance Right lapses due to fraud, dishonesty or other improper behaviour of the Eligible Participant;

(e) any condition imposed under the Performance Rights Plan rules or an offer letter not being satisfied;

(f) an unauthorised transfer, assignment, mortgage or hedging of the Performance Right occurring;

(g) the Company undergoes a change of control or a winding up resolution or order is made and the Board does not exercise its discretion to vest the Performance Right; or

(h) a circumstance or event described in the Performance Rights Plan or the offer letter that has the effect of lapsing a Performance Right.

Transfer of Performance Rights	A Performance Right is only transferable with the written consent of the Board.
Bonus issues

If there is a pro rata issue or bonus issue of new Shares to Shareholders:

(a) each Eligible Participant who has been allocated Shares will participate in the bonus issue in the same manner as Shareholders; and

(b) each Eligible Participant who has been allocated Performance Rights may not participate in the bonus issue unless their Performance Rights have vested in accordance with the Performance Rights Plan.

(ii)	No Shares or Performance Rights have previously been issued under the Performance Rights Plan as this is the first time Shareholder approval is being sought for the adoption of the Performance Rights Plan.

(iii)	The maximum number of Performance Rights proposed to be issued under the Performance Rights Plan during the three year period following approval of the adoption of the Performance Rights Plan by the Shareholders is 5 million Performance Rights.

(iv)	A voting exclusion statement with respect to Resolution 7 is included in the Notice of Meeting.

The Directors unanimously recommend that Shareholders vote in favour of this Resolution 7.

10.3	Documents available

You can view or download an electronic version of this Notice of Meeting at the Company’s website at https://www.incannex.com.au.

10.4	No other material information

Except as set out in this Notice of Meeting, in the opinion of the Directors, there is no other information material to the making of a decision on how to vote in relation to the Resolutions, being information that is within the knowledge of any Director which has not been previously disclosed to Shareholders.

11	Glossary

Unless the context otherwise requires, the singular includes the plural and vice versa, and the following terms will have the following meaning:

Acquisition means the proposed acquisition by the Company of 100% of the issued share capital in APIRx.

APIRx means APIRx Pharmaceuticals USA, LLC.

APIRx Sellers means the current securityholders of APIRx.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the financial market operated by it, as the context requires.

ASX Listing Rules means the official listing rules of ASX.

ASX Recommendations means the ASX Corporate Governance Principles and Recommendations, 4th edition.

Board means the board of directors of the Company at the date of this Notice of Meeting.

Chair means the chair of the Company, who is currently Troy Valentine.

Company means Incannex Healthcare Limited ACN 096 63 246.

Completion means completion of the Acquisition.

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth), as amended from time to time.

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Directors means the directors of the Company at the date of this Notice of Meeting.

Explanatory Statement means the explanatory statement enclosed with and forming part of the Notice of Meeting.

Meeting means the general meeting of the Shareholders of the Company to which this Notice of Meeting relates.

Notice of Meeting means this notice of general meeting and explanatory statement.

Option means an unlisted option to acquire a new Share.

Performance Rights means a right to acquire a Share, subject to the satisfaction of any vesting conditions determined by the Board and the corresponding obligation of the Company to provide the Share.

Performance Rights Plan means the performance rights plan, which provides a framework by which the Company may issue Performance Rights to attract, motivate and retain Directors and key employees and provide them with the opportunity to participate in the future growth of the Company.

Proposed Director means George Anastassov.

Proxy Form means the proxy form that accompanies the Notice of Meeting.

Resolutions means the resolutions that are set out and explained in the Notice of Meeting.

Security means a security in the capital of the Company.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means Automic Pty Ltd ACN 152 260 814.

Shareholder means a holder of one or more Shares.

Share Sale and Purchase Agreement means the share sale and purchase agreement dated 12 May 2022 between the Company and the APIRx Sellers.